Exhibit 99.1

New Gold Provides Notice of Release of Second Quarter 2019 Results

TORONTO--(BUSINESS WIRE)--July 16, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) plans to release its second quarter 2019 financial results before market open on Thursday, August 1, 2019. A conference call and webcast will follow at 8:30 a.m. Eastern time to discuss these results.

New Gold Second Quarter 2019 Results Conference Call and Webcast Details:

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://event.on24.com/wcc/r/2039737/4E6FF041274DE92A24B76EBDE19A69FC.
  Participants may also listen to the conference call by calling toll free 1-866-521-4909, or 1-647-427-2311 outside of the U.S. and Canada.
  A recorded playback of the conference call will be available until September 2, 2019 by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 4957917. An archived webcast will also be available until September 2, 2019 at www.newgold.com.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining Company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100 per cent of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Toll free: 1 (888) 315-9715
Email: anne.day@newgold.com